1030 W. Canton Ave. Suite 100 Winter Park, FL 32789 (407) 333-7440 www.rhgi.com

January 3, 2023

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Aamira Chaudhry and Mr. Abe Friedman

Re:

Ruth’s Hospitality Group, Inc.

Form 10-K for Fiscal Year Ended December 26, 2021

Filed February 24, 2022

Form 10-Q for Fiscal Quarter Ended September 25, 2022

Filed November 4, 2022

Form 8-K

Filed on May 27, 2022

File No. 000-51485

Dear Ms. Chaudhry and Mr. Friedman:

Ruth’s Hospitality Group, Inc. (the “Company”) provides this letter in response to the comments received from the Securities and Exchange Commission (“Commission”) staff in a letter to the Company dated November 29, 2022 (the “Comment Letter”) pertaining to the above-referenced filings. For ease of reference in this response letter, each of the Commission staff’s comments contained in the Comment Letter is reproduced in bold, italicized font, and the corresponding response of the Company is shown below the comment.

Form 8-K filed on May 27, 2022

Item 8.01. Other Events, page 2

1.

We note on May 24, 2022, you and the class representatives agreed to a Memorandum of Understanding regarding settlement of the class action litigations. Please tell us more about the settlement discussions including when the settlement discussions began and when an offer to settle the class action litigations was made.

On February 5, 2022, while the cases were in the discovery phase, the parties to the cases attended a court-ordered mediation. Initial settlement amounts were discussed during the confidential mediation, including an offer made by the Company that was not material to the Company’s financial statements to help assess the probability of loss and potential range of loss based on the information available at such time, but such amounts were effectively revoked by counteroffers and the parties terminating the mediation session without reaching a resolution. Thereafter, the Company proceeded to complete further internal fact-finding and analysis. In April 2022, the parties voluntarily re-engaged in discussions, during the course of which the Company ultimately made an offer in early May to settle the cases for $6.0 million and the plaintiffs accepted. Shortly after reaching an agreement in principle as to the settlement terms, including the $6.0 million settlement amount, a Memorandum of Understanding was signed on May 11, 2022.

Form 10-Q for Fiscal Quarter Ended September 25, 2022

Item 2. Management's Discussion and Analysis

Results of Operations

Thirty-Nine Weeks Ended September 25, 2022...

Restaurant Sales, page 17

2.

Please revise to supplement your disclosure with analysis of underlying reasons for period over period increases to your restaurant sales. To the extent that pricing, check size, or traffic volume impacted your period over period results, please consider including such disclosure.

We acknowledge the Commission staff’s comment. Though we are of the view that disclosures elsewhere in the Company’s Form 10-Q for the fiscal quarter ended September 25, 2022 (the “Form 10-Q”) illustrate the material changes in our results of operations, we can appreciate how certain disclosures could be enhanced going forward. As such, we will expand our disclosure in future filings to quantify the significant factors contributing to the changes in restaurant sales over the relevant periods in accordance with Regulation S-K 303.

We believe that an expansion of our disclosure would offer additional granularity without materially changing the reader’s ability to assess the material changes in our results of operations for the applicable thirty-nine-week period. Among other factors, our results of operations for such period were materially affected by (i) the resumption of operations with fully open restaurants as compared to prior-year periods during the COVID-19 pandemic in which we were operating under various restrictions and (ii) the expansion of our business with the opening of new restaurants, in each case as described in the Overview section of the Form 10-Q.

Going forward, we will take a refreshed look at opportunities to expand our disclosures around restaurant sales and provide additional quantification of factors contributing to changes therein. For example, taking the disclosure on page 17 of the Form 10-Q, to the extent applicable in future filings, we will expand such disclosure to read similar to the following:

Thirty-Nine Weeks Ended September 25, 2022 (39 Weeks) Compared to Thirty-Nine Weeks Ended September 26, 2021 (39 Weeks)

. . .

Restaurant Sales. Restaurant sales increased by $61.9 million, or 21.9%, to $345.3 million in the first thirty-nine weeks of fiscal year 2022 from the first thirty-nine weeks of fiscal year 2021, driven by a 17.6% increase in Company-owned comparable restaurant sales with the balance from non-comparable sales, primarily sales from six new restaurants. The increase in Company-owned comparable restaurant sales in the first thirty-nine weeks of fiscal year 2022 resulted from a 7.8% increase in traffic combined with a 9.1% increase in average check.

*****

We appreciate the opportunity to respond to the Commission staff. If you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Kristy Chipman

Kristy Chipman

Chief Financial Officer

cc:         Marcy Norwood Lynch, Senior Vice President, General Counsel, and Corporate Secretary